SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
(Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL PROPERTY INVESTORS III, LP

(Name of the Issuer)
NATIONAL PROPERTY INVESTORS III, LP
NATIONAL PROPERTY INVESTORS III
NPI EQUITY INVESTMENTS, INC.
AIMCO PROPERTIES, L.P.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
AIMCO/IPT, INC.
AIMCO-GP, INC.
AIMCO IPLP, L.P.
AIMCO NPI III MERGER SUB LLC

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
WITH COPIES TO:

Jonathan Friedman, Esq.	Joseph Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400	Four Times Square
Los Angeles, CA 90071	New York, NY 10036

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☑	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$607,888.80	$43.34

*	For purposes of calculating the fee only. This amount was calculated by multiplying the 10,620 NPI limited partnership units held by limited partners unaffiliated with AIMCO Properties, L.P. by $57.24 per NPI limited partnership unit.

**	Calculated by multiplying the transaction valuation of $607,888.80 by 0.0000713
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43.34	Filing Party: Apartment Investment and
Form or Registration No.: Form S-4	Management Company; Aimco Properties, L.P.
Date Filed: October 12, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
          This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13E-3.
          On February 11, 2011, National Property Investors, III, a California limited partnership (the “California Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with National Property Investors III, LP, a Delaware limited partnership (the “Delaware Partnership”), AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), and AIMCO NPI III Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for (i) the merger of the California Partnership with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into the Delaware Partnership, with the Delaware Partnership as the surviving entity (the “Second Merger”).
          First Merger
          Completion of the First Merger was subject to approval by a majority in interest of the limited partnership interests of the California Partnership. Immediately prior to consummation of the First Merger, AIMCO Properties and its affiliates owned 37,419 of the 48,039 issued and outstanding units of limited partnership interest in the California Partnership (or approximately 77.89% of the number of units outstanding). 21,380 units of limited partnership interest in the California Partnership owned by AIMCO IPLP, L.P., an affiliate of the Managing General Partner and of AIMCO Properties (“AIMCO IPLP”), are subject to a voting restriction, which requires such units to be voted in proportion to the votes cast with respect to units of limited partnership interest in the California Partnership not subject to this restriction.
          On February 11, 2011, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment (as defined below). AIMCO Properties and its affiliates (other than AIMCO IPLP) voted all of their units of limited partnership interest in the California Partnership not subject to the voting restriction described above (16,039 units of limited partnership interest in the California Prtnership, or approximately 33.39% of the number of units outstanding) in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment. In accordance with the voting restrictions, AIMCO IPLP voted 12,862 units of limited partnership interest in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment. As a result, the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Amendment, were approved by a total of 28,901 units of limited partnership interest in the California Partnership, or approximately 60.16% of the number of units outstanding. On February 11, 2011, the First Merger was completed.

          In the First Merger, each unit of limited partnership interest in the California Partnership was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the First Merger were cancelled in the First Merger. The voting and other rights of the limited partners provided for in the partnership agreement of the California Partnership were not changed as a result of the First Merger.
          Upon completion of the First Merger, the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the first surviving entity. In connection with the First Merger, the partnership agreement of the California Partnership was adopted as the partnership agreement of the surviving entity, as modified by the Amendment to the Partnership Agreement, dated as of February 11, 2011 by and among NPI Equity Investments, Inc., a Florida corporation and the managing general partner of the California Partnership (the “Managing General Partner”) and the each of the limited partners of the California Partnership (the “Amendment”). Pursuant to the Amendment: (i) references in the Partnership Agreement to the California Uniform Limited Partnership Act were amended to refer to the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the First Merger was added; and (iii) the name of the partnership was changed to “National Property Investors III, LP.”
          Second Merger
          Completion of the Second Merger was subject to approval by a majority in interest of the limited partnership interests of the Delaware Partnership. Immediately prior to the consummation of the Second Merger, AIMCO Properties and its affiliates owned 37,419 of the 48,039 issued and outstanding units of limited partnership interest in the Delaware Partnership (or approximately 77.89% of the number of units outstanding). 21,380 units of limited partnership interest in the Delaware Partnership owned by AIMCO IPLP are subject to a voting restriction, which requires such units to be voted in proportion to the votes cast with respect to units of limited partnership interest in the Delaware Partnership not subject to this restriction.
          Immediately following consummation of the First Merger, on February 11, 2011, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the Second Merger. AIMCO Properties and its affiliates (other than AIMCO IPLP) voted all of their units of limited partnership interest in the Delaware Partnership not subject to the voting restriction described above (16,039 units of limited partnership interest in the Delaware Partnership, or approximately 33.39% of the number of units outstanding) in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. In accordance with the voting restrictions, AIMCO IPLP voted 12,862 units of limited partnership interest in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. As a result, the Merger Agreement and the transactions contemplated thereby, including the Second Merger, were approved by a total of 28,901 units of limited partnership interest in the Delaware Partnership, or approximately 60.16% of the number of units outstanding. On February 11, 2011, the Second Merger was completed.

          In the Second Merger, each unit of limited partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger and held by limited partners (other than units of limited partnership interest as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $57.24 in cash (the “Cash Consideration”) or (ii) 2.29 partnership common units of AIMCO Properties. However, limited partners who are residents of the State of California are only entitled to the Cash Consideration for each unit of limited partnership interest in the Delaware Partnership. Those limited partners who do not make an election will be deemed to have elected to receive the Cash Consideration.
          AIMCO Properties’ interest in the Merger Subsidiary was converted into 1,000 units of limited partnership interest in the Delaware Partnership, and AIMCO Properties became the sole limited partner of the Delaware Partnership. Each general partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger remained outstanding and unchanged after the Second Merger.
          Upon completion of the Second Merger (i) the certificate of limited partnership of the Delaware Partnership became the certificate of limited partnership of the surviving entity, and (ii) the Partnership Agreement remained unchanged and became the partnership agreement of the surviving entity.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

NATIONAL PROPERTY INVESTORS III, LP
By:	NPI Equity Investments, Inc.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

NPI EQUITY INVESTMENTS, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO/IPT, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO-GP, INC.
By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO IPLP, L.P.
By:	AIMCO/IPT, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

AIMCO NPI III MERGER SUB LLC
By:	AIMCO PROPERTIES, L.P.
Its Sole Member

By:	AIMCO-GP, INC.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

NATIONAL PROPERTY INVESTORS III
By:	NPI Equity Investments, Inc.
Its General Partner

By:	/s/ Derek S. McCandless
	Name:	Derek S. McCandless
	Title:	Senior Vice President and Assistant General Counsel

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Information Statement/Prospectus (the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of Amendment No. 3 to the Registration Statement on Form S-4, File No. 333-169872, filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on December 13, 2010 is incorporated herein by reference).

(b)	Tenth Amendment to Senior Secured Credit Agreement, dated as of September 29, 2010, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., and AIMCO/Bethesda Holdings, Inc., as the Borrowers, the pledgors and guarantors named therein, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the lenders party thereto (Exhibit 10.1 to the Current Report on Form 8-K filed by AIMCO Properties, L.P. on September 30, 2010 is incorporated herein by reference).

(c)(1)	Appraisal Report, dated as of May 19, 2010, by Cogent Realty Advisors, LLC, related to Lakeside Apartments (Exhibit 99.1 to the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on October 12, 2010 is incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger, dated February 11, 2011 (Exhibit 10.1 to the Current Report on Form 8-K filed by National Property Investors III, LP on February 11, 2011 is incorporated herein by reference).

(f)	Appraisal Rights of Limited Partners (Annex B to the Information Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed by Apartment Investment and Management Company and AIMCO Properties, L.P. on October 12, 2010 is incorporated herein by reference).

(g)	Not applicable.